FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Telefonos de Mexico, S.A.B. de C.V. announces filing of its

2006 annual report on Form 20-F

Mexico City, July 16, 2007. Teléfonos de México, S.A.B. de C.V. (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY, LATIBEX: XTMXL) announced today that on July 16, 2007, it filed its annual report on Form 20-F for the fiscal year ended December 31, 2006 with the U.S. Securities and Exchange Commission. The 2006 annual report can be accessed by visiting either the SEC's website at www.sec.gov or TELMEX's website at www.telmex.com. In addition, investors may receive a hard copy of TELMEX's complete audited financial statements free of charge by requesting a copy from TELMEX's Investor Relations department, telephone number (5255) 5222-5462 and ri@telmex.com, or from JP Morgan, TELMEX's ADR depositary, telephone number 1 800-990-1135.

TELMEX is the leading Telecommunications Company in Mexico. TELMEX and its subsidiaries provide a wide range of telecommunications services, data and video transmission and Internet access, as well as integrated telecommunications solutions to its corporate customers. Additionally, it offers telecommunications services through its international subsidiaries in Argentina, Brazil, Chile, Colombia, Ecuador and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 16 , 2007.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: __________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Telefonos de México, S.A.B. de C.V. announces filing of its 2006 annual report on Form 20-F.